Earnings Release
ELBIT SYSTEMS REPORTS
FOURTH QUARTER AND FULL YEAR 2020 RESULTS

Backlog of orders at $11.0 billion; Revenues of $4.7 billion; Non-GAAP net income of $318.5 million; GAAP net income of $237.7 million;
Non-GAAP net EPS of $7.20; GAAP net EPS of $5.38

Haifa, Israel, March 24, 2021 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international high technology company, reported today its consolidated results for the fourth quarter and full year ended December 31, 2020.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 6 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented:

“2020 saw our employees around the world successfully address the challenges presented by the global Covid-19 pandemic and enabled Elbit Systems to achieve positive results for both the fourth quarter and the year.

Our year-end backlog increased by 10% relative to the end of 2019 demonstrating sustained demand for our systems and services from our customers around the world. I am pleased with our operational performance in a challenging year, particularly the improved cash generation.

Our solid backlog, combined with ongoing worldwide demand for our broad portfolio of technologies and solutions, provides us with confidence in the Company’s future prospects”.

Fourth quarter 2020 results:

Revenues in the fourth quarter of 2020 were $1,377.7 million, as compared to $1,321.5 million in the fourth quarter of 2019.

Non-GAAP(*) gross profit amounted to $363.0 million (26.3% of revenues) in the fourth quarter of 2020, as compared to $345.8 million (26.2% of revenues) in the fourth quarter of 2019. GAAP gross profit in the fourth quarter of 2020 was $357.8 million (26.0% of revenues), as compared to $284.3 million (21.5% of revenues) in the fourth quarter of 2019. The gross profit in the fourth quarter of 2019 included expenses of $55.0, related to the acquisition of a U.S. subsidiary, Elbit Night Vision ("ENV").
* see page 6

Earnings Release

Research and development expenses, net were $109.1 million (7.9% of revenues) in the fourth quarter of 2020, as compared to $97.6 million (7.4% of revenues) in the fourth quarter of 2019.

Marketing and selling expenses, net were $81.2 million (5.9% of revenues) in the fourth quarter of 2020, as compared to $80.5 million (6.1% of revenues) in the fourth quarter of 2019.

General and administrative expenses, net were $62.9 million (4.6% of revenues) in the fourth quarter of 2020, as compared to $46.4 million (3.5% of revenues) in the fourth quarter of 2019. The lower level of general and administrative expenses in the fourth quarter of 2019 resulted mainly from income related to settlement of litigation in the U.S.

Non-GAAP(*) operating income was $113.8 million (8.3% of revenues) in the fourth quarter of 2020, as compared to $125.4 million (9.5% of revenues) in the fourth quarter of 2019. GAAP operating income in the fourth quarter of 2020 was $104.6 million (7.6% of revenues), as compared to $63.6 million (4.8% of revenues) in the fourth quarter of 2019. GAAP operation income in the fourth quarter of 2019 were reduced by $55.0 million due to expenses related to the acquisition of ENV.

Financial expenses, net were $32.5 million in the fourth quarter of 2020, as compared to $16.4 million in the fourth quarter of 2019. The increase in financial expenses in the fourth quarter of 2020 was mainly a result of the revaluation of lease liabilities due to the strengthening of the New Israeli Shekel versus the U.S. Dollar.

Other expenses net were $7.3 million in the fourth quarter of 2020, as compared to $1.6 million in the fourth quarter of 2019. Other expenses in the fourth quarter of 2020 were mainly due to the non-service cost components of pension plans.

Taxes on income were a tax expense of $1.9 million in the fourth quarter of 2020, as compared to a tax benefit of $9.1 million in the fourth quarter of 2019. The tax benefit in the fourth quarter of 2019 was related mainly to adjustments for prior years following tax assessments in some of the Company's subsidiaries in Israel.

Equity in net earnings of affiliated companies and partnerships was $5.0 million in the fourth quarter of 2020, as compared to a net loss of $3.5 million the fourth quarter of 2019. The loss in the fourth quarter of 2019 was mainly a result of a fair value re-evaluation of holdings in an affiliated company.

Net income attributable to non-controlling interests was $0.1 million in the fourth quarter of 2020, as compared to a loss of $0.3 million in the fourth quarter of 2019.

Non-GAAP(*) net income attributable to the Company's shareholders in the fourth quarter of 2020 was $105.0 million (7.6% of revenues), as compared to $109.3 million (8.3% of revenues) in the fourth quarter of 2019. GAAP net income attributable to the Company's shareholders in the fourth quarter of 2020 was $67.8 million (4.9% of revenues), as compared to $51.5 million (3.9% of revenues) in the fourth quarter of 2019.

Non GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $2.38 for the fourth quarter of 2020, as compared to $2.47 for the fourth quarter of 2019. GAAP diluted earnings per share attributable to the Company's shareholders in the fourth quarter of 2020 were $1.53, as compared to $1.16 in the fourth quarter of 2019.

* see page 6

Earnings Release
Full year 2020 results:

Revenues for the year ended December 31, 2020 were $4,662.6 million, as compared to $4,508.4 million in the year ended December 31, 2019.

For distribution of revenues by areas of operation and by geographic regions see the tables on page 16.

The majority of the revenues in 2020 were in the airborne systems and land systems areas of operation. The strength in the electro-optics area of operation was mainly due to the revenues of ENV, a U.S. subsidiary acquired during 2019.

On a geographic basis, the increase in North America was mainly a result of higher sales of airborne systems and revenues of ENV products. The increase in Israel was mainly a result of revenues of IMI Systems Ltd. (IMI), that was acquired at the end of 2018. The decrease in Asia-Pacific was mainly a result of lower sales of radios and airborne systems.

Cost of revenues for the year ended December 31, 2020 was $3,497.5 million (75.0% of revenues), as compared to $3,371.9 million (74.8% of revenues) in the year ended December 31, 2019. Cost of revenues in 2020 included non-cash expenses of approximately $60.0 million, related to impairment of assets and inventory write-offs due to the impact of COVID-19. Cost of revenues in 2019 included expenses of $55.0 million, related to the acquisition of ENV.

Non-GAAP(*) gross profit for the year ended December 31, 2020 was $1,247.2 million (26.7% of revenues), as compared to $1,213.5 million (26.9% of revenues) in the year ended December 31, 2019. GAAP gross profit in 2020 was $1,165.1 million (25.0% of revenues), as compared to $1,136.5 million (25.2% of revenues) in 2019.

Research and development expenses, net for the year ended December 31, 2020 were $359.7 million (7.7% of revenues), as compared to $331.8 million (7.4% of revenues) in the year ended December 31, 2019.

Marketing and selling expenses, net for the year ended December 31, 2020 were $290.7 million (6.2% of revenues), as compared to $301.4 million (6.7% of revenues) in the year ended December 31, 2019.

General and administrative expenses, net for the year ended December 31, 2020 were $223.9 million (4.8% of revenues), as compared to $214.7 million (4.8% of revenues) in the year ended December 31, 2019.

Other operating income, net for the year ended December 31, 2020 amounted to $35.0 million, as compared to $33.0 million for the year ended December 31, 2019. Other operating income in 2020 resulted mainly from capital gains related to sale and lease back of buildings by a subsidiary in the U.S. Other operating income in 2019 was mainly a result of a capital gain related to the sale and lease back of buildings by a subsidiary in Israel.

Non-GAAP(*) operating income for the year ended December 31, 2020 was $390.1 million (8.4% of revenues), as compared to $379.7 million (8.4% of revenues) in the year ended December 31, 2019. GAAP operating income in 2020 was $325.7 million (7.0% of revenues), as compared to $321.6 million (7.1% of revenues) in 2019.

Financial expenses, net for the year ended December 31, 2020 were $71.3 million, as compared to $69.1 million in the year ended December 31, 2019. Financial expenses, net in 2020 and 2019 included exchange rate differences of approximately $21.0 and $23.1 million, respectively, related to lease liabilities denominated in foreign currencies (mainly in New Israeli Shekels).
* see page 6

Earnings Release
Other income, net was $7.4 million in 2020, as compared to other expenses of $6.2 million in 2019. Other income in 2020 was a result of revaluation and capital gain related to the sale of shares in a subsidiary in Israel, net of expenses related to non-service costs of pension plans. Other expenses in 2019 were mainly due to the non-service cost components of pension plans.

Taxes on income for the year ended December 31, 2020 were $36.4 million (effective tax rate of 13.9%), as compared to $19.4 million (effective tax rate of 7.9%) in the year ended December 31, 2019. The effective tax rate was affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income and other income that is not part of the taxable income mainly related to non-cash items such as impairment of assets. Taxes on income in 2020 and 2019 were reduced by a tax benefit related to adjustments for prior years following a tax settlement of the Company and some of its subsidiaries in Israel with Israeli tax authorities.

Equity in net earnings (losses) of affiliated companies and partnerships for the year ended December 31, 2020 was $12.6 million, as compared $1.8 million in the year ended December 31, 2019.

Net income attributable to non-controlling interests for the year ended December 31, 2020 was $0.3 million, as compared to $0.8 million in the year ended December 31, 2019.

Non-GAAP(*) net income attributable to the Company's shareholders for the year ended December 31, 2020 was $318.5 million (6.8% of revenues), as compared to $297.8 million (6.6% of revenues) in the year ended December 31, 2019. GAAP net income attributable to the Company's shareholders in the year ended December 31, 2020 was $237.7 million (5.1% of revenues), as compared to $227.9 million (5.1% of revenues) in the year ended December 31, 2019.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders for the year ended December 31, 2020 were $7.20, as compared to $6.79 for the year ended December 31, 2019. GAAP diluted net earnings per share attributable to the Company's shareholders in the year ended December 31, 2020 were $5.38, as compared to $5.20 in the year ended December 31, 2019.

Backlog of orders for the year ended December 31, 2020 totaled $11,024 million, as compared to $10,029 million as of December 31, 2019. Approximately 65% of the current backlog is attributable to orders from outside Israel. Approximately 65% of the current backlog is scheduled to be performed during 2021 and 2022.

Net cash provided by operating activities in the year ended December 31, 2020 was $278.8 million, as compared to $53.3 million net cash used for operating activities in the year ended December 31, 2019. The lower level of operating cash flow in 2019 was mainly a result of lower collection of receipts and advances received from customers, mainly in Israel.

* see page 6

Earnings Release

Impact of the COVID-19 Pandemic on the Company:

The Coronavirus disease 2019 (COVID-19) was declared a pandemic by the World Health Organization in March 2020. COVID-19 has had significant negative impacts on the worldwide economy, resulting in disruptions to supply chains and financial markets, significant travel restrictions, facility closures and shelter-in-place orders in various locations. Elbit Systems is closely monitoring the evolution of the COVID-19 pandemic and its impacts on the Company’s employees, customers and suppliers, as well as on the global economy.

As we last reported on November 24, 2020, we have been taking a number of actions to protect the safety of our employees as well as maintain business continuity and secure our supply chain. We also reported on a number of activities where we are leveraging our technological capabilities to assist hospital staffs and other first responders protecting our communities from the impact of the pandemic. All of these actions remain ongoing.

We have implemented a series of cost control measures to help limit the financial impact of the pandemic on the Company, in parallel to the measures we are taking to maintain business continuity and deliveries to our customers. We also are working on efficiency initiatives with a number of our suppliers. We continue to evaluate our operations on an ongoing basis in order to adapt to the evolving business environment.

During 2020 our defense activities, which account for most of our business, were not materially impacted by the pandemic, although some of our businesses experienced certain disruptions due to government directed safety measures, travel restrictions and supply chain delays.

The significant slow-down in commercial air traffic, and the expectation that a commercial air traffic recovery to 2019 levels will likely take a number of years, have reduced the demand for products and services for the commercial aviation markets. Additionally, manufacturers of aircraft for these markets have announced plans to reduce production rates to adapt to the lower demand.

Following a review of the economic impact on the Company’s assets overall, and those assets impacted by the commercial aviation industry in particular, the Company recorded in the third quarter of 2020 non-cash expenses related to impairment of assets and inventory write-offs, due to COVID-19, in the amount of approximately $60 million. These expenses were recorded mainly in the “Cost of Revenues” line item in the Consolidated Statement of Income and were eliminated in the non-GAAP results as a category of expenses that are not part of the Company’s recurring business.

We believe that as of December 31, 2020, Elbit Systems had a healthy balance sheet, adequate levels of cash and access to credit facilities that provide liquidity when necessary. We have given high priority to cash management and adequate cash reserves to run the business.

The extent of the impact of COVID-19 on the Company's performance depends on future developments including the duration and spread of the pandemic, the measures adopted by governments to limit the spread of the pandemic, including the roll-out of vaccinations, and resulting actions that may be taken by our customers and our supply chain, all of which contain uncertainties. As noted in our annual report on Form 20-F, the preparation of financial reports requires us to make judgments, assumptions and estimates that affect the amounts reported. For our financial results for the year ended December 31, 2020, we considered the economic impact of the COVID-19 pandemic on our critical and significant accounting estimates. The expected impact of the COVID-19 pandemic did not have a material effect on our judgments, assumptions and estimates reflected in the results. However, our future results may differ materially from our estimates. As events continue to evolve in connection with the COVID-19 pandemic, the estimates we use in future periods may change materially.

Earnings Release

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items including significant exchange rate differences, significant effects of retroactive tax legislation, changes in accounting guidance, financial transactions and other items not considered to be part of regular ongoing business, which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months ended December 31,		Year ended December 31,
	2020	2019	2020	2019

GAAP gross profit	$357.8	$284.3	$1,165.1	$1,136.5
Adjustments:
Amortization of purchased intangible assets	5.2	6.5	22.7	22.0
Covid-19 related expenses and write-offs	—	—	56.0	—
Expenses related to acquisition	—	55.0	—	55.0
Impairment of long-lived assets	—	—	3.4	—
Non-GAAP gross profit	$363.0	$345.8	$1,247.2	$1,213.5
Percent of revenues	26.3%	26.2%	26.7%	26.9%

GAAP operating income	$104.6	$63.6	$325.7	$321.6
Adjustments:
Amortization of purchased intangible assets	9.2	10.6	39.4	36.1
Covid-19 related expenses and write-offs	—	—	56.6	—
Expenses related to acquisition	—	55.0	—	55.0
Capital gain	—	(3.8)	(35.0)	(31.8)
Changes in holdings	—	—	—	(1.2)
Impairment of long-lived assets	—	—	3.4	—
Non-GAAP operating income	$113.8	$125.4	$390.1	$379.7
Percent of revenues	8.3%	9.5%	8.4%	8.4%

GAAP net income attributable to Elbit Systems’ shareholders	$67.8	$51.5	$237.7	$227.9
Adjustments:
Amortization of purchased intangible assets	9.2	10.6	39.4	36.1
Covid-19 related expenses and write-offs	—	—	56.6	—
Expenses related to acquisition	—	55.0	—	55.0
Capital gain	—	(3.8)	(35.0)	(31.8)
Changes in holdings	—	—	—	(1.2)
Impairment of investments and long-lived assets	—	3.7	7.9	3.7
Revaluation of investment measured under fair value option	0.6	(3.7)	(20.8)	(8.3)
Non-operating foreign exchange losses	27.9	2.5	33.4	24.6
Tax effect and other tax items, net	(0.5)	(6.5)	(0.7)	(8.2)
Non-GAAP net income attributable to Elbit Systems' shareholders	$105.0	$109.3	$318.5	$297.8
Percent of revenues	7.6%	8.3%	6.8%	6.6%

GAAP diluted net EPS	$1.53	$1.16	$5.38	$5.20
Adjustments, net	0.85	1.31	1.82	1.59
Non-GAAP diluted net EPS	$2.38	$2.47	$7.20	$6.79

Earnings Release
Recent Events:

On November 26, 2020, the Company announced that it was awarded a contract to supply the E-LynXTM Software Defined Radio (“SDR”) solution for the combat battalion level of the Spanish Army. The new radio network for the battalion level is a first step in the Spanish combat radio network modernization program. The solution to be supplied comprises hundreds of handheld E-LynX SDR systems for dismounted soldiers and vehicular systems that will be installed onboard a range of combat platforms. The contract, which is in an amount that is not material to Elbit Systems, will be performed in cooperation with Telefonica, S.A. (NYSE: TEF, BMD: TEF), within a period of six-months.

On November 29, 2020, the Company announced that it was awarded a contract valued at approximately $96 million to supply a European country with a Rotary-Wing Mission Training Center and support services to train its Air Force, Army and Navy helicopter pilots and crews. The contract will be performed over a nine-year period, with an option to extend the maintenance services for an additional 10-year period.
On December 3, 2020, the Company announced that at its Extraordinary and Annual General Meeting of Shareholders held on December 2, 2020 at the Company's offices in Haifa, the proposed resolutions described in the Proxy Statement to the Shareholders dated October 28, 2020 and detailed hereunder were approved by the respective required majority:

1. “To re-elect to the Board the following seven members who are not “External Directors” as defined in the Israeli Companies Law 5759-1999, to serve until the close of the next Annual General Meeting of Shareholders: Mr. Michael Federmann, Mrs. Rina Baum, Mr. Yoram Ben-Zeev, Mr. David Federmann, Mr. Dov Ninveh, Prof. Ehood (Udi) Nisan and Prof. Yuli Tamir;
2. To approve the extension of the indemnification letters of Mr. M. Federmann and Mr. D. Federmann, for an additional three years commencing on December 1, 2020; and
3. To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year 2020 and until the close of the next Annual General Meeting of Shareholders.”
On December 14, 2020, the Company announced that it was awarded a contract valued at approximately $27 million from the Romanian-based company, Avioane Craiova S.A., for the first phase of the upgrade program of the Romanian Air Force’s IAR-99 standard trainer aircraft. The contract will be performed over a four-year period and includes integrated logistic support.
On December 16, 2020, the Company announced that it was awarded an approximately $15 million initial contract from the Dutch Ministry of Defense to supply XACT nv32 micro night vision monocular systems for the Armed Forces of the Netherlands. The initial contract will be performed over a period of two years, with the potential for additional follow-on orders over a period of seven years.
On December 16, 2020, the Company announced that it was awarded an approximately $50 million follow-on contract from the Dutch Ministry of Defence ("Dutch MOD") to supply the Royal Netherlands Army (“RNLA”) with additional digital soldier and vehicular systems, expanding the soldier modernization program of the RNLA. The contract will be performed over a three-year period.
On December 17, 2020, the Company announced, further to the Company’s announcement on October 29, 2019, that it was awarded an approximately $338 million contract by the Swiss Federal Department of Defense, Civil Protection and Sport, to provide the Swiss Armed Forces with an army-wide tactical mobile Software Defined Radio network solution under the Telecommunications Armed Forces digitization program, Ersa mob Komm. The contract will be performed over a period of six years.

Earnings Release
On December 23, 2020, the Company announced that its U.S. subsidiary, Elbit Systems of America, LLC (“Elbit Systems of America”), signed a definitive agreement with an affiliate of Cerberus Capital Management, L.P. for the acquisition of Sparton Corporation for a purchase price of $380 million. The transaction is conditioned on various closing conditions, including receipt of U.S. regulatory approvals.
On January 5, 2021, the Company announced that following a competitive process, and as part of an agreement between the Israeli Ministry of Defense ("IMOD") and the Hellenic Ministry of National Defense, the Company was selected to establish and operate the International Flight Training Center ("Flight Training Center") of the Hellenic Air Force.

The Hellenic Government approved the establishment and operation of the Flight Training Center by the IMOD and Elbit Systems for an amount of approximately $1.68 billion (approximately €1.375 billion) for a period of approximately 20 years.

The anticipated contract award is contingent on completion of commercial negotiations with the Hellenic Ministry of National Defence.

On January 6, 2021, the Company announced that it was awarded an approximately $24 million contract from the Dutch MOD to supply the RNLA with new vehicular tactical computers. The contract will be performed over a 30-month period.
On January 11, 2021, the Company announced that its subsidiary, Elbit Systems UK Ltd. (“Elbit Systems UK”), was awarded a contract valued at approximately $166 million (approximately £123 million) from the UK Ministry of Defence for the Royal Navy Future Naval Training Program as part of the Fisher consortium led by Capita plc. (“the Consortium”). The contract will be performed over a 12-year period.
On January 13, 2021, the Company announced that it was awarded a contract to supply Seagull™ USVs (Unmanned Surface Vehicles) to the navy of a country in Asia-Pacific. The contract, that is in an amount that is not material to Elbit Systems, will be performed over a 17-month period.
On January 21, 2021, the Company announced that Elbit Systems UK was awarded an approximately $137 million (approximately £100 million) contract by the UK Ministry of Defence to provide the British Armed Forces with the future target acquisition solution for Joint Terminal Attack Controllers and Fire Support Teams under the Dismounted Joint Fires Integrators program. The contract will be performed over a five-year period.
On January 26, 2021, the Company announced, that it was awarded a contract valued at approximately $172 million to supply light tanks to the Army of a country in Asia-Pacific. The contract will be performed over a three-year period.
On February 7, 2021, the Company announced that it was awarded an approximately $82 million contract from BAE Systems Hägglunds AB (“BAE Systems Hägglunds”) to supply the RNLA with Active Protection Systems and electro-optical commander sights. The contract will be performed over a period of four and a half years.
On February 7, 2021, the Company announced that it was awarded a contract valued at approximately $46 million to supply VBTP 6X6 Armored Personnel Carriers to the army of a country in Asia-Pacific. The contract will be performed over a three-year period.
On March 2, 2021, the Company announced that it was awarded an approximately $300 million contract by a country in Asia to provide HermesTM 900 Unmanned Aircraft Systems. The contract will be performed over a period of five years.

Earnings Release

Dividend:

The Board of Directors declared a dividend of $0.44 per share for the fourth quarter of 2020. The dividend’s record date is April 12, 2021. The dividend will be paid from income generated as Preferred Income (as defined under Israeli tax laws), on April 26, 2021, net of taxes, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Wednesday, March 24, 2021, at 10:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-281-1167
Canada Dial-in Number: 1-866-485-2399
ISRAEL Dial-in Number: 03-918- 0610
INTERNATIONAL Dial-in Number: 972-3- 918- 0610

at 10:00am Eastern Time; 7:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com/investor-relations/. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

Earnings Release
About Elbit Systems

Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-77-2946663
j.gaspar@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Head of Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com
IR Contact: Ehud Helft Gavriel Frohwein GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

Earnings Release
This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollar)

	As of December 31,
	2020	2019
	Audited
Assets
Cash and cash equivalents	$278,794	$221,060
Short-term bank deposits and restricted deposits	1,524	2,213
Trade and unbilled receivables and contract assets, net	2,519,562	2,067,846
Other receivables and prepaid expenses	156,330	160,728
Inventories, net	1,316,688	1,219,920
Total current assets	4,272,898	3,671,767

Investments in affiliated companies, partnerships and other companies	184,338	201,574
Long-term trade and unbilled receivables and contract assets	312,097	259,150
Long-term bank deposits and other receivables	69,269	58,076
Deferred income taxes, net	118,513	89,452
Severance pay fund	293,716	287,104
	977,933	895,356

Operating lease right of use assets	423,088	365,763
Property, plant and equipment, net	786,972	766,532
Goodwill and other intangible assets, net	1,597,006	1,635,940
Total assets	$8,057,897	$7,335,358

Liabilities and Equity
Short-term bank credit and loans	$312,993	$208,399
Current maturities of long-term loans and Series A Notes	17,972	199,882
Operating lease liability	65,520	62,565
Trade payables	1,007,237	926,338
Other payables and accrued expenses	1,218,273	1,052,080
Contract liabilities (customer advances)	1,000,159	723,581
	3,622,154	3,172,845

Long-term loans, net of current maturities	408,820	440,124
Employee benefit liabilities	914,364	836,535
Deferred income taxes and tax liabilities, net	132,442	114,419
Contract liabilities (customer advances)	169,073	62,830
Operating lease liability	397,936	323,287
Other long-term liabilities	181,741	225,478
	2,204,376	2,002,673

Elbit Systems Ltd.'s equity	2,218,154	2,141,406
Non-controlling interests	13,213	18,434
Total equity	2,231,367	2,159,840
Total liabilities and equity	$8,057,897	$7,335,358

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Year Ended December 31,		Three Months Ended December 31,
	2020	2019	2020	2019
	Audited		Unaudited
Revenues	$4,662,572	$4,508,400	$1,377,732	$1,321,506
Cost of revenues	3,497,465	3,371,933	1,019,899	1,037,211
Gross profit	1,165,107	1,136,467	357,833	284,295

Operating expenses:
Research and development, net	359,745	331,757	109,062	97,631
Marketing and selling, net	290,703	301,400	81,226	80,484
General and administrative, net	223,935	214,749	62,920	46,363
Other operating income, net	(34,963)	(33,049)	—	(3,785)
Total operating expenses	839,420	814,857	253,208	220,693

Operating income	325,687	321,610	104,625	63,602

Financial expenses, net	(71,270)	(69,072)	(32,525)	(16,357)
Other income (expense), net	7,408	(6,243)	(7,332)	(1,625)
Income before income taxes	261,825	246,295	64,768	45,620
Taxes on income	(36,443)	(19,414)	(1,878)	9,129
	225,382	226,881	62,890	54,749
Equity in net earnings (losses) of affiliated companies and partnerships	12,604	1,774	5,025	(3,498)
Net income	$237,986	$228,655	$67,915	$51,251

Less: net income attributable to non-controlling interests	(328)	(798)	(93)	265
Net income attributable to Elbit Systems Ltd.'s shareholders	$237,658	$227,857	$67,822	$51,516

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$5.38	$5.20	$1.53	$1.17
Diluted net earnings per share	$5.38	$5.20	$1.53	$1.16

Weighted average number of shares used in computation of:
Basic earnings per share (in thousands)	44,198	43,787	44,198	44,198
Diluted earnings per share (in thousands)	44,215	43,848	44,198	44,287

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Year Ended December 31,
	2020	2019
	Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$237,986	$228,655
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	144,420	137,146
Write-off impairment	7,932	3,692
Stock-based compensation	4,086	3,994
Amortization of Series A Notes discount (premium) and related issuance costs, net	(46)	(93)
Deferred income taxes and reserve, net	(5,345)	(15,059)
Gain on sale of property, plant and equipment	(34,926)	(34,154)
Gain on sale of investment, remeasurement of investment held under fair value method and deconsolidation of subsidiary	(23,572)	(7,928)
Equity in net (earnings) losses of affiliated companies and partnerships, net of dividend received(*)	(7,853)	8,526
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade and unbilled receivables and prepaid expenses	(508,057)	(267,924)
Increase in inventories, net	(69,762)	(55,841)
Increase in trade payables and other payables and accrued expenses	143,847	115,621
Severance, pension and termination indemnities, net	31,394	4,629
Increase (decrease) in contract liabilities (customer advances)	358,730	(174,582)
Net cash provided by (used for) operating activities	278,834	(53,318)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(132,210)	(137,604)
Acquisition of subsidiaries and business operations	218	(357,144)
Proceeds from premises evacuation grants	—	344,913
Investments in affiliated companies and other companies	(8,212)	(8,567)
Proceeds from sale of property, plant and equipment	71,933	36,671
Proceeds from sale of investments	44,200	—
Proceeds from sale of long-term deposits	221	(38)
Investment in short-term deposits	(683)	(2,314)
Proceeds from sale of short-term	1,666	17,294
Net cash used in investing activities	(22,867)	(106,789)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of treasury shares	—	184,840
Repayment of long-term loans	(370,367)	(243,324)
Proceeds from long-term loans	201,551	350,000
Repayment of Series A Notes	(55,532)	(55,532)
Dividends paid	(78,194)	(62,578)
Change in short-term bank credit and loans, net	104,309	(718)
Net cash provided by (used for) financing activities	(198,233)	172,688
NET INCREASE IN CASH AND CASH EQUIVALENTS	57,734	12,581
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	$221,060	$208,479
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$278,794	$221,060

* Dividend received from affiliated companies and partnerships	$9,151	$10,300

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Year Ended				Three Months Ended
	December 31,				December 31,
	2020		2019		2020		2019
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	$1,650.4	35.4	$1,617.2	35.9	$480.4	34.9	$438.4	33.2
C4ISR systems	1,145.7	24.6	1,161.5	25.8	386.1	28.0	356.9	27.0
Land systems	1,258.9	27.0	1,228.3	27.2	342.1	24.8	367.7	27.8
Electro-optic systems	475.9	10.2	374.4	8.3	116.4	8.5	124.7	9.4
Other (mainly non-defense engineering and production services)	131.7	2.8	127.0	2.8	52.8	3.8	33.8	2.6
Total	$4,662.6	100.0	$4,508.4	100.0	$1,377.8	100.0	$1,321.5	100.0

Consolidated Revenues by Geographical Regions:

	Year Ended				Three Months Ended
	December 31,				December 31,
	2020		2019		2020		2019
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	$1,106.4	23.7	$1,064.8	23.7	$309.6	22.4	$324.6	24.6
North America	1,500.6	32.2	1,260.5	28.0	423.5	30.7	351.8	26.6
Europe	819.0	17.6	853.6	18.9	261.9	19.0	270.4	20.5
Asia-Pacific	961.8	20.6	1,029.6	22.8	278.0	20.2	297.7	22.5
Latin America	140.1	3.0	158.1	3.5	40.7	3.0	36.0	2.7
Other countries	134.7	2.9	141.8	3.1	64.1	4.7	41.0	3.1
Total	$4,662.6	100.0	$4,508.4	100.0	$1,377.8	100.0	$1,321.5	100.0